Chunghwa Telecom Reports Un-audited Consolidated Operating Results for the Third Quarter of 2016

TAIPEI, Taiwan, R.O.C. October 27, 2016 — Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the third quarter of 2016. All figures were prepared in accordance with the International Financial Reporting Standards as endorsed by the Financial Supervisory Committee (the “Taiwan-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period)

Third Quarter 2016 Financial Highlights

1.	Total revenue increased by 4.2% to NT$58.52 billion

2.	Mobile communications revenue increased by1.9% to NT$27.80 billion.

•	Mobile value-added services (VAS) revenue increased by 3.4% to NT$10.37 billion, with mobile Internet revenue, the largest contributor to VAS revenue, increasing by 4.9%

3.	Internet revenue increased by 6.3% to NT$6.96 billion

4.	Domestic fixed communications revenue increased by 5.0% to NT$18.81 billion

5.	International fixed communications revenue increased by 7.4% to NT$3.95 billion

6.	Total operating costs and expenses increased by 11.7% to NT$47.02 billion

7.	Net income attributable to stockholders of the parent decreased by 18.7% to NT$9.60 billion

8.	Basic earnings per share (EPS) was NT$1.24

Dr. Rick L. Tsai, Chairman and CEO of Chunghwa Telecom stated, “We are glad to report top-line growth of 4.2% year-over-year for the quarter. Our mobile business retained its leading market position with 6.23 million 4G subscribers as of September 30th, and over 37% market share for overall mobile subscribers, despite the increased market competition in Taiwan. Additionally, our channel marketing efforts helped us maintain the lowest postpaid subscriber churn rate among our peers. We are confident in our mobile strategy. By introducing the Big 4G plan two quarters ago, we helped the market move towards tiered pricing plans, and we expect the market to return to the growth territory eventually. In our ICT business, we continued to witness strong growth in the third quarter, supported by our competitive advantages in network infrastructure, IDC and CDN. Our highest-rated cloud IDC is also enabling us to further expand IDC business opportunities and to boost our development in this segment.”

Dr. Tsai continued, “In the third quarter, although we continued to experience the increased competition, we believe we are on the right track to further develop our business. By continuing to execute our highly effective marketing and business expansion strategies, and by leveraging our vast integrated telecom network, we are confident we can maintain our market leadership position in all of our major businesses.”

Revenue
Chunghwa Telecom’s total revenues for the third quarter of 2016 increased by 4.2% to NT$58.52 billion, which was comprised of 47.5% mobile, 11.9% internet, 32.2% domestic fixed, 6.7% international fixed, and 1.7% from other businesses.

Mobile communications revenue for the third quarter 2016 increased by 1.9% to NT$27.80 billion. This was mainly due to the increase of smart device sales and mobile VAS revenue, which was partially offset by the decrease in mobile voice revenues because of VoIP substitution and market competition.

Internet business revenue for the third quarter of 2016 increased by 6.3% year-over-year to NT$6.96 billion. The increase was primarily attributable to higher data communications revenue and application VAS revenue.

Domestic fixed revenue for the third quarter of 2016 increased by 5.0% year-over-year to NT$18.81 billion, mainly due to the growth of ICT project revenue. Broadband access revenue decreased by 1.2% to NT$4.75 billion. Local and DLD service revenue decreased by 6.5% and 9.0% to NT$7.94 billion and NT$0.73 billion, respectively, mainly due to mobile and VoIP substitution. International fixed revenue increased by 7.4% to NT$3.95 billion.

Operating Costs and Expenses
Total operating costs and expenses for the third quarter of 2016 increased by 11.7% to NT$47.02 billion. The increase was primarily due to the higher costs of goods sold and ICT project expenses.

Operating Income and Net Income
Income from operations for the third quarter of 2016 decreased by 18.1% to NT$11.49 billion. The operating margin was 19.6%, compared to 25.0% in the same period of 2015. Net income attributable to stockholders of the parent decreased by 18.7% to NT$9.60 billion and basic earnings per share was NT$1.24.

Cash Flow and EBITDA
Cash inflow from operating activities for the third quarter of 2016 decreased by 23.2% to NT$13.38 billion. Cash and cash equivalents as of September 30th, 2016 decreased by 47.4% year-over-year to NT$10.84 billion.

EBITDA for the third quarter of 2016 decreased by 12.2% to NT$19.59 billion. EBITDA margin decreased to 33.5% compared from 39.7% in the same period of 2015.

Capital Expenditure (“Capex”)
Total Capex for the third quarter of 2016 increased by 6.6% to NT$5.49 billion, and was comprised of 32.8% domestic fixed communications, 41.3% mobile communications, 16.4% Internet, 4.9% international fixed communications, and 4.6% from others.

Business and Operational Highlights

Broadband/HiNet

The Company continued to execute its strategy of encouraging FTTx migration. As of September 30th, 2016, the number of FTTx subscribers reached 3.47 million, accounting for 77.3% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 12.1% year over year, reaching 1.14 million. HiNet broadband subscribers totaled 3.77 million as of September 30th, 2016.

Mobile

As of September 30th, 2016, Chunghwa had 10.82 million mobile subscribers, representing a 3.8% year-over-year decrease. The Company also had 6.66 million mobile Internet subscribers, representing a 16.3% year-over-year increase. As of September 30th, 2016, the company accumulated 6.23 million 4G subscribers.

Fixed-line

As of September 30th, 2016, the Company maintained its leading position in the fixed-line market, with a total of 11.00 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES
To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a “non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES
In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

A.	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

B.	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

C.	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

D.	these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers and is expanding its cloud computing services. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw.

Contact: Phone: Email:	Fu-fu Shen +886 2 2344 5488 chtir@cht.com.tw